UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Entry into a Material Agreement

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish an announcement (the “Announcement”) regarding the entry by the Company of a material agreement.

On 10 January 2024, an indirect wholly-owned subsidiary of the Company (the “Tenant”), and the lessor of certain property (“Landlord”) entered into the agreement (the “Lease Agreement”) in respect of the lease of Factory Buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term.

Pursuant to IFRS 16, the entering into the Lease Agreement as tenant will require the Group to recognise the Factory Buildings as the right-of-use assets on its balance sheet, thus the Lease Agreement and the transaction contemplated thereunder will be regarded as an acquisition of asset by the Group under the Listing Rules. As the highest applicable percentage ratio under Rule 14.07 of the Listing Rules in respect of the consideration for the acquisition of the right-of-use assets recognized by the Group pursuant to IFRS 16 is more than 5% but less than 25%, the entering into the Lease Agreement constitutes a disclosable transaction for the Company, and is subject to the reporting and announcement requirements but is exempted from the circular and shareholders’ approval requirements under Chapter 14 of the Listing Rules.

The terms of the Lease Agreement provided above are not complete and subject to the terms set forth on the Announcement that is provided as Exhibit 99.1 to this Report and which are incorporated herein by reference (and the description herein are qualified in their entirety by reference to such document).

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: January 10, 2024

2

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement by the Company Regarding Disclosable Transaction In Relation To The Leasing Of Factory Buildings (English Translation)

3